                               UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                              (Amendment No. 2)*

                              Cytel Corporation
                               (Name of Issuer)

                       Common Stock, par value $0.01
                        (Title of Class of Securities)

                                  23282E100
                                (CUSIP Number)

                             Reuben S. Leibowitz
                       E.M. Warburg Pincus & Co., Inc.
                            466 Lexington Avenue
                          New York, New York 10017
                               (212) 878-0600
         (Name, Address and Telephone Number of Person Authorized
                  to Receive Notices and Communications)

                              - with a copy to -

                            Steven J. Gartner, Esq.
                           Willkie Farr & Gallagher
                             153 East 53rd Street
                           New York, New York 10022


                                 June 14, 1996
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       SCHEDULE 13D

- -----------------------------------------------------------
CUSIP No.  23282E100
- -----------------------------------------------------------

 ---------- -------------------------------------------------------------------
     1      NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Warburg, Pincus Investors, L.P.
 ---------- -------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [ ]

 ---------- -------------------------------------------------------------------
     3      SEC USE ONLY


 ---------- -------------------------------------------------------------------
     4      SOURCE OF FUNDS*

                N/A
 ---------- -------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                            [ ]

 ---------- -------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OF ORGANIZATION

                 Delaware
 --------------------- ----------- --------------------------------------------
        NUMBER             7       SOLE VOTING POWER
          OF                       -0- shares of Common Stock (See Item 5)
        SHARES
                       ----------- --------------------------------------------
    BENEFI-CIALLY          8       SHARED VOTING POWER
       OWNED BY                    328,000 shares of Common Stock (See Item 5)
                       ----------- --------------------------------------------
       BY EACH             9       SOLE DISPOSITIVE POWER
      REPORTING                    -0- shares of Common Stock (See Item 5)
                       ----------- --------------------------------------------
        PERSON             10      SHARED DISPOSITIVE POWER
         WITH                      328,000 shares of Common Stock (See Item 5)
 ---------- -------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

                 328,000 shares of Common Stock
 ---------- -------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                       [ ]

 ---------- -------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 1.3%
 ---------- -------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

                 PN
 ---------- -------------------------------------------------------------------

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!
    INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING
              EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                       SCHEDULE 13D

- -----------------------------------------------------------
CUSIP No.  23282E100
- -----------------------------------------------------------

 ---------- -------------------------------------------------------------------
     1      NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            E.M. Warburg, Pincus & Company
 ---------- -------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [ ]

 ---------- -------------------------------------------------------------------
     3      SEC USE ONLY


 ---------- -------------------------------------------------------------------
     4      SOURCE OF FUNDS*

                N/A
 ---------- -------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                            [ ]

 ---------- -------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OF ORGANIZATION

                 New York
 --------------------- ----------- --------------------------------------------
        NUMBER             7       SOLE VOTING POWER
          OF                       -0- shares of Common Stock (See Item 5)
        SHARES
                       ----------- --------------------------------------------
    BENEFI-CIALLY          8       SHARED VOTING POWER
       OWNED BY                    328,000 shares of Common Stock (See Item 5)
                       ----------- --------------------------------------------
       BY EACH             9       SOLE DISPOSITIVE POWER
      REPORTING                    -0- shares of Common Stock (See Item 5)
                       ----------- --------------------------------------------
        PERSON             10      SHARED DISPOSITIVE POWER
         WITH                      328,000 shares of Common Stock (See Item 5)
 ---------- -------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

                 328,000 shares of Common Stock
 ---------- -------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                       [ ]

 ---------- -------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 1.3%
 ---------- -------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

                 PN
 ---------- -------------------------------------------------------------------

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!
    INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING
              EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                       SCHEDULE 13D

- -----------------------------------------------------------
CUSIP No.  23282E100
- -----------------------------------------------------------

 ---------- -------------------------------------------------------------------
     1      NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Warburg, Pincus & Co.
 ---------- -------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [ ]

 ---------- -------------------------------------------------------------------
     3      SEC USE ONLY


 ---------- -------------------------------------------------------------------
     4      SOURCE OF FUNDS*

                N/A
 ---------- -------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                            [ ]

 ---------- -------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OF ORGANIZATION

                 New York
 --------------------- ----------- --------------------------------------------
        NUMBER             7       SOLE VOTING POWER
          OF                       -0- shares of Common Stock (See Item 5)
        SHARES
                       ----------- --------------------------------------------
    BENEFI-CIALLY          8       SHARED VOTING POWER
       OWNED BY                    328,000 shares of Common Stock (See Item 5)
                       ----------- --------------------------------------------
       BY EACH             9       SOLE DISPOSITIVE POWER
      REPORTING                    -0- shares of Common Stock (See Item 5)
                       ----------- --------------------------------------------
        PERSON             10      SHARED DISPOSITIVE POWER
         WITH                      328,000 shares of Common Stock (See Item 5)
 ---------- -------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

                 328,000 shares of Common Stock
 ---------- -------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                       [ ]

 ---------- -------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 1.3%
 ---------- -------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

                 PN
 ---------- -------------------------------------------------------------------

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!
    INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING
              EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                       SCHEDULE 13D

- -----------------------------------------------------------
CUSIP No.  23282E100
- -----------------------------------------------------------

 ---------- -------------------------------------------------------------------
     1      NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            E.M. Warburg, & Co., Inc.
 ---------- -------------------------------------------------------------------
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [ ]

 ---------- -------------------------------------------------------------------
     3      SEC USE ONLY


 ---------- -------------------------------------------------------------------
     4      SOURCE OF FUNDS*

                WC
 ---------- -------------------------------------------------------------------
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                            [ ]

 ---------- -------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OF ORGANIZATION

                 Delaware
 --------------------- ----------- --------------------------------------------
        NUMBER             7       SOLE VOTING POWER
          OF                       -0- shares of Common Stock (See Item 5)
        SHARES
                       ----------- --------------------------------------------
    BENEFI-CIALLY          8       SHARED VOTING POWER
       OWNED BY                    328,000 shares of Common Stock (See Item 5)
                       ----------- --------------------------------------------
       BY EACH             9       SOLE DISPOSITIVE POWER
      REPORTING                    -0- shares of Common Stock (See Item 5)
                       ----------- --------------------------------------------
        PERSON             10      SHARED DISPOSITIVE POWER
         WITH                      328,000 shares of Common Stock (See Item 5)
 ---------- -------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

                 328,000 shares of Common Stock
 ---------- -------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                       [ ]

 ---------- -------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 1.3%
 ---------- -------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

                 CO
 ---------- -------------------------------------------------------------------

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!
    INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING
              EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                  This statement constitutes Amendment No. 2 ("Amendment No. 2") to the Schedule 13D as originally filed with the Securities and Exchange Commission on or about July 23, 1993 (the "Original 13D"), and as previously amended and supplemented on December 17, 1993 by Amendment No. 1 ("Amendment No. 1"). Pursuant to Item 101(a)(2)(ii) of Regulation S-T, the Original 13D, as amended and supplemented by Amendment No. 1, is hereby further amended and restated as set forth below. Exhibit 1, which has been filed in paper format, is not restated electronically herewith.

Item 1.  Security and Issuer.

                  This statement relates to the Common Stock, par value $.01 per share, of Cytel Corporation, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 3525 John Hopkins Court, San Diego, California 92121.

Item 2.  Identity and Background.

                   (a) This statement is filed by (i) Warburg, Pincus Investors, L.P., a Delaware limited partnership ("WPI"), (ii) Warburg, Pincus & Co., a New York general partnership ("WPC"), (iii) E.M. Warburg, Pincus & Company, a New York general partnership ("EMW"), and (iv) E.M. Warburg, Pincus & Co., Inc., a Delaware corporation ("E.M. Warburg" and together with WPI, WPC and EMW, the "Reporting Entities"), pursuant to a Joint Acquisition Statement by and among the Reporting Entities previously filed as Exhibit 1 and incorporated herein by reference. The sole general partner of WPI is WPC. Lionel I. Pincus is the managing partner of WPC and EMW and may be deemed to control them. EMW, which has the same general partners as WPC, manages WPI. WPC has a 20% interest in the profits of WPI and, through its wholly owned subsidiary, E.M. Warburg, owns 1.13% of the limited partnership interests in WPI. The general partners of WPC and EMW and the directors and executive officers of E.M. Warburg are described in Schedule I hereto.

                   (b) The address of the principal business and principal office of each of the Reporting Entities is 466 Lexington Avenue, New York, New York 10017.

                   (c) The principal business of WPI is that of a partnership engaged in making venture capital and related investments. The principal business of WPC is acting as general partner of WPI, Warburg, Pincus Capital Company, L.P., Warburg, Pincus Capital Partners, L.P. and Warburg, Pincus Associates, L.P., and as a holding company for its ownership of securities of E.M. Warburg. The principal business of EMW is acting as manager of WPI. The principal business of E.M. Warburg is providing specialized financial advisory and investment counseling services.

                   (d) None of the Reporting Entities, nor, to the best of their knowledge, any of the directors and executive officers referred to in paragraph (a) has, during the last five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                   (e) None of the Reporting Entities nor, to the best of their knowledge, any of the directors or executive officers referred to in paragraph
(a) above has, during the last five (5) years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                   (f) Except as otherwise indicated on Schedule I hereto, each of the individuals referred to in paragraph (a) above is a United States citizen.

Item 3.  Source and Amount of Funds or Other Consideration.

                  As reported in the Original 13D and supplemented by Amendment No. 1, through a series of purchases on the open market beginning March 26, 1993, WPI acquired an aggregate of 1,053,000 shares of Common Stock (the "Shares") for an aggregate purchase price of $6,501,253.

                  On June 14, 1996, WPI sold 1,128,000 shares of Common Stock on the open market (the "Sale") for an aggregate sale price of $6,204,000. After the Sale, WPI was the beneficial owner of 328,000 shares of Common Stock.

Item 4.  Purpose of Transaction.

                  As reported in the Original 13D, the Reporting Entities acquired the Shares for the purpose of making a significant equity investment in the Company. The Reporting Entities may from time to time acquire additional shares of Common Stock or dispose of shares of Common Stock through open market or privately negotiated transactions depending on existing market conditions and other considerations discussed below. The Reporting Entities intend to review their investment in the Company on a continuing basis and, depending upon the price and availability of shares of Common Stock, subsequent developments affecting the Company, the Company's business and prospects, other investment and business opportunities available to the Reporting Entities, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time not to increase, or to decrease, the size of their investment in the Company.

                  Except as set forth herein, none of the Reporting Entities nor, to the best of their knowledge, any person listed in Schedule I hereto, has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, By-Laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Act"); or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

                   (a) As of the date of this Amendment No. 2, WPI is the beneficial owner of 328,000 shares of Common Stock. By reason of the provisions of Rule 13d-5 under the Act, WPC, EMW and E.M. Warburg may be deemed to own beneficially the shares of Common Stock owned by WPI. The shares of Common Stock held by WPI represent 1.3% of the outstanding shares of Common Stock.

                  The percentage used in this paragraph 5(a) is calculated based upon the 24,934,447 shares of Common Stock outstanding as of April 19, 1996, reported by the Company in its Proxy Statement for the 1996 Annual Meeting of Shareholders.

                   (b) The Reporting Entities share the power to vote or to direct the vote, and share the power to dispose or to direct the disposition of, the Shares held by WPI.

                   (c) On June 14, 1996, WPI sold 1,128,000 shares of Common Stock. These sales were effected in open market transactions on the Nasdaq National Market for a price per share of $5.50, or an aggregate sale price of $6,204,000.

                  Other than as set forth in this Item 5(c), WPI has effected no transactions in the Common Stock during the last 60 days.

                   (d) Except as set forth in this Item 5, no person other than each respective record owner referred to herein of securities is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of such securities.

                   (e) On June 14, 1996, pursuant to the Sale, each of the Reporting Entities ceased to be the beneficial owner of more than five percent (5%) of the Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Not applicable.

Item 7.  Material to be Filed as Exhibits.

         Exhibit 1. Joint Acquisition Statement Pursuant to Rule
13d-1(f)(1) under the Act (previously filed in paper).

                                       SIGNATURES

                  After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  June 17, 1996


                                            WARBURG, PINCUS INVESTORS, L.P.

                                            By:      Warburg, Pincus & Co.,
                                                     General Partner



                                                     By: /s/ Stephen Distler
                                                     Title: Partner


                                             WARBURG, PINCUS & CO.



                                             By: /s/ Stephen Distler
                                             Title: Partner



                                             E.M. WARBURG, PINCUS & COMPANY



                                             By: /s/ Stephen Distler
                                             Title: Partner



                                             E.M. WARBURG, PINCUS & CO., INC.



                                             By: /s/ Stephen Distler
                                             Title: Managing Director

                                 SCHEDULE I


     Set forth below is the name, position and present principal occupation of each of the general partners of Warburg, Pincus & Co. ("WPC") and E.M. Warburg, Pincus & Company ("EMW"), and the directors and exective officers of E.M. Warburg, Pincus & Co., Inc. ("E.M. Warburg"). The sole general partner of Warburg, Pincus Investors, L.P. ("WPI") is WPC. WPC, EMW, E.M. Warburg and WPI are hereinafter collectively referred to as the "Reporting Entities." Except as otherwise indicated, the business address of each of such persons is 466 Lexington Avenue, New York, New York 10017, and each of such persons is a citizen of the United States.


                              General Partners
                                   of WPC

                          Present Principal Occupation in Addition to Position with WP, and Positions with the Reporting
                          Entities
Name

Susan Black               Partner, EMW; Managing Director, E.M. Warburg

Christopher W. Brody      Partner, EMW; Managing Director, E.M. Warburg

Harold Brown              Partner, EMW; Senior Managing Director, E.M. Warburg

Errol M. Cook             Partner, EMW; Managing Director, E.M. Warburg

W. Bowman Cutter          Partner, EMW; Managing Director, E.M. Warburg

Elizabeth B. Dater        Partner, EMW; Managing Director, E.M. Warburg

Stephen Distler           Partner, EMW; Managing Director and Treasurer, E.M.
                          Warburg

Louis G. Elson            Partner, EMW; Managing Director, E.M. Warburg

John L. Furth             Partner, EMW; Vice Chairman of the Board, E.M. Warburg

Stuart M. Goode           Partner, EMW; Managing Director, E.M. Warburg

Stewart K.P. Gross        Partner, EMW; Managing Director, E.M. Warburg

Patrick T. Hackett        Partner, EMW; Managing Director, E.M. Warburg

Jeffrey A. Harris         Partner, EMW; Managing Director, E.M. Warburg

Robert S. Hillas          Partner, EMW; Managing Director, E.M. Warburg

A. Michael Hoffman        Partner, EMW; Managing Director, E.M. Warburg

William H. Janeway        Partner, EMW; Managing Director, E.M. Warburg

Douglas M. Karp           Partner, EMW; Managing Director, E.M. Warburg

Charles R. Kaye           Partner, EMW; Managing Director, E.M. Warburg

Henry Kressel             Partner, EMW; Managing Director, E.M. Warburg

Joseph P. Landy           Partner, EMW; Managing Director, E.M. Warburg

Sidney Lapidus            Partner, EMW; Managing Director, E.M. Warburg

Reuben S. Leibowitz       Partner, EMW; Managing Director, E.M. Warburg

Stephen J. Lurito         Partner, EMW; Managing Director, E.M. Warburg

Spencer S. Marsh III      Partner, EMW; Managing Director, E.M. Warburg

Edward J. McKinley        Partner, EMW; Managing Director, E.M. Warburg

Rodman W. Moorhead III    Partner, EMW; Senior Managing Director, E.M. Warburg

Howard H. Newman          Partner, EMW; Managing Director, E.M. Warburg

Anthony G. Orphanos       Partner, EMW; Managing Director, E.M. Warburg

Daphne D. Philipson       Partner, EMW; Managing Director, E.M. Warburg

Lionel I. Pincus          Managing Partner, EMW; Chairman of the Board and CEO,
                          E.M. Warburg; Managing Partner, Pincus & Co.

Eugene L. Podsiadlo       Partner, EMW; Managing Director, E.M. Warburg

Ernest H. Pomerantz       Partner, EMW; Managing Director, E.M. Warburg

Arnold M. Reichman        Partner, EMW; Managing Director, E.M. Warburg

Roger Reinlieb            Partner, EMW; Managing Director, E.M. Warburg

Sheila N. Scott           Partner, EMW; Managing Director, E.M. Warburg

John D. Santoleri         Partner, EMW; Managing Director, E.M. Warburg

Peter Stalker III         Partner, EMW; Managing Director, E.M. Warburg

David A. Tanner           Partner, EMW; Managing Director, E.M. Warburg

James E. Thomas           Partner, EMW; Managing Director, E.M. Warburg

John L. Vogelstein        Partner, EMW; Vice Chairman of the Board, E.M. Warburg

Elizabeth H. Weatherman   Partner, EMW; Managing Director, E.M. Warburg

Joanne R. Wenig           Partner, EMW; Managing Director, E.M. Warburg

George U. Wyper           Partner, EMW; Managing Director, E.M. Warburg

Pincus & Co.*

NL & Co.*

- ---------------------------
* New York limited partnership; primary activity is ownership of partnership interests in WPC and EMW.

                                   General Partners
                                        of EMW

                          Present Principal Occupation in Addition to Position with EMW, and Positions with the Reporting
                          Entities
Name

Susan Black               Partner, WPC; Managing Director, E.M. Warburg

Christopher W. Brody      Partner, WPC; Managing Director, E.M. Warburg

Harold Brown              Partner, WPC; Senior Managing Director, E.M. Warburg

Dale C. Christensen1      Managing Director, E.M. Warburg

Errol M. Cook             Partner, WPC; Managing Director, E.M. Warburg

W. Bowman Cutter          Partner, WPC; Managing Director, E.M. Warburg

Elizabeth B. Dater        Partner, WPC; Managing Director, E.M. Warburg

Stephen Distler           Partner, WPC; Managing Director and Treasurer, E.M.
                          Warburg

Louis G. Elson            Partner, WPC; Managing Director, E.M. Warburg

John L. Furth             Partner, WPC; Vice Chairman of the Board, E.M. Warburg

Stuart M. Goode           Partner, WPC; Managing Director, E.M. Warburg

Stewart K.P. Gross        Partner, WPC; Managing Director, E.M. Warburg

Patrick T. Hackett        Partner, WPC; Managing Director, E.M. Warburg

Jeffrey A. Harris         Partner, WPC; Managing Director, E.M. Warburg

Robert S. Hillas          Partner, WPC; Managing Director, E.M. Warburg

A. Michael Hoffman        Partner, WPC; Managing Director, E.M. Warburg

William H. Janeway        Partner, WPC; Managing Director, E.M. Warburg

Douglas M. Karp           Partner, WPC; Managing Director, E.M. Warburg

Charles R. Kaye           Partner, WPC; Managing Director, E.M. Warburg

Richard H. King2          Managing Director, E.M. Warburg

Henry Kressel             Partner, WPC; Managing Director, E.M. Warburg

Joseph P. Landy           Partner, WPC; Managing Director, E.M. Warburg

Sidney Lapidus            Partner, WPC; Managing Director, E.M. Warburg

Reuben S. Leibowitz       Partner, WPC; Managing Director, E.M. Warburg

Stephen J. Lurito         Partner, WPC; Managing Director, E.M. Warburg

Spencer S. Marsh III      Partner, WPC; Managing Director, E.M. Warburg

Edward J. McKinley        Partner, WPC; Managing Director, E.M. Warburg

Rodman W. Moorhead III    Partner, WPC; Senior Managing Director, E.M. Warburg

Howard H. Newman          Partner, WPC; Managing Director, E.M. Warburg

Anthony G. Orphanos       Partner, WPC; Managing Director, E.M. Warburg

Dalip Pathak3             Managing Director, E.M. Warburg

Daphne D. Philipson       Partner, WPC; Managing Director, E.M. Warburg

Lionel I. Pincus          Managing Partner, WPC; Chairman of the Board and CEO,
                          E.M. Warburg; Managing Partner, Pincus & Co.

Eugene L. Podsiadlo       Partner, WPC; Managing Director, E.M. Warburg

Ernest H. Pomerantz       Partner, WPC; Managing Director, E.M. Warburg

Arnold M. Reichman        Partner, WPC; Managing Director, E.M. Warburg

Roger Reinlieb            Partner, WPC; Managing Director, E.M. Warburg

John D. Santoleri         Partner, WPC; Managing Director, E.M. Warburg

Sheila N. Scott           Partner, WPC; Managing Director, E.M. Warburg

Dominic H. Shorthouse4    Managing Director, E.M. Warburg

Peter Stalker III         Partner, WPC; Managing Director, E.M. Warburg

David A. Tanner           Partner, WPC; Managing Director, E.M. Warburg

James E. Thomas           Partner, WPC; Managing Director, E.M. Warburg

John L. Vogelstein        Partner, WPC; Vice Chairman of the Board, E.M. Warburg

Joanne R. Wenig           Partner, WPC; Managing Director, E.M. Warburg

Elizabeth H. Weatherman   Partner, WPC; Managing Director, E.M. Warburg

George U. Wyper           Partner, WPC; Managing Director, E.M. Warburg

Pincus & Co.*









- ---------------------------
* New York limited partnership; primary activity is ownership of partnership interests in WPC and EMW.
1        Citizen of Canada.
2        Citizen of United Kingdom.
3        Citizen of India.
4        Citizen of United Kingdom.


                               Directors and Executive Officers
                                       of E.M. Warburg
                                                                   Present Principal Occupation in Addition to Position
Name and Position of Directors                                     with E.M. Warburg, if any, and Positions with the
and Executive Officers                                             Reporting Entities

Lionel I. Pincus, Chairman of the Board and Chief Executive        Managing Partner, WP and EMW; Managing Partner, Pincus
    Officer                                                        & Co. (See Partners of WPC)

John L. Vogelstein, Vice Chairman of the Board                     Partner, WPC and EMW

John L. Furth, Vice Chairman of the Board                          Partner, WPC and EMW

Harold Brown, Senior Managing Director                             Partner, WPC and EMW

Rodman W. Moorhead III, Senior Managing Director                   Partner, WPC and EMW

Susan Black, Managing Director                                     Partner, WPC and EMW

Christopher W. Brody, Managing Director                            Partner, WPC and EMW

Dale C. Christensen5, Managing Director                            Partner, EMW

Errol M. Cook, Managing Director                                   Partner, WPC and EMW

W. Bowman Cutter, Managing Director                                Partner, WPC and EMW

Elizabeth B. Dater, Managing Director                              Partner, WPC and EMW

Stephen Distler, Managing Director and Treasurer                   Partner, WPC and EMW

Louis G. Elson, Managing Director                                  Partner, WPC and EMW

Stuart M. Goode, Managing Director                                 Partner, WPC and EMW






Stewart K.P. Gross, Managing Director                              Partner, WPC and EMW

Patrick T. Hackett, Managing Director                              Partner, WPC and EMW

Jeffrey A. Harris, Managing Director                               Partner, WPC and EMW

Robert S. Hillas, Managing Director                                Partner, WPC and EMW

A. Michael Hoffman, Managing Director                              Partner, WPC and EMW

William H. Janeway, Managing Director                              Partner, WPC and EMW

Douglas M. Karp, Managing Director                                 Partner, WPC and EMW

Charles R. Kaye, Managing Director                                 Partner, WPC and EMW

Richard H. King6, Managing Director                                Partner, EMW

Henry Kressel, Managing Director                                   Partner, WPC and EMW

Joseph P. Landy, Managing Director                                 Partner, WPC and EMW

Sidney Lapidus, Managing Director                                  Partner, WPC and EMW

Reuben S. Leibowitz, Managing Director                             Partner, WPC and EMW

Stephen J. Lurito, Managing Director                               Partner, WPC and EMW

Spencer S. Marsh III, Managing Director                            Partner, WPC and EMW

Edward J. McKinley, Managing Director`                             Partner, WPC and EMW

Howard H. Newman, Managing Director                                Partner, WPC and EMW








Anthony G. Orphanos, Managing Director                             Partner, WPC and EMW

Dalip Pathak7, Managing Director                                   Partner, EMW

Daphne D. Philipson, Managing Director                             Partner, WPC and EMW

Ernest H. Pomerantz, Managing Director                             Partner, WPC and EMW

Eugene L. Podsiadlo, Managing Director                             Partner, WPC and EMW

Arnold M. Reichman, Managing Director                              Partner, WPC and EMW

Roger Reinlieb, Managing Director                                  Partner, WPC and EMW

John D. Santoleri, Managing Director                               Partner, WPC and EMW

Sheila N. Scott, Managing Director                                 Partner, WPC and EMW

Dominic H. Shorthouse8, Managing Director                          Partner, EMW

Peter Stalker III, Managing Director                               Partner, WPC and EMW

David A. Tanner, Managing Director                                 Partner, WPC and EMW

James E. Thomas, Managing Director                                 Partner, WPC and EMW

Joanne R. Wenig, Managing Director                                 Partner, WPC and EMW

Elizabeth H. Weatherman, Managing Director                         Partner, WPC and EMW

George U. Wyper, Managing Director                                 Partner, WPC and EMW


- --------------------------------
* New York limited partnership; primary activity is ownership of partnership interests in WPC and EMW.
5        Citizen of Canada.
6        Citizen of United Kingdom.
7        Citizen of India.
8        Citizen of United Kingdom.